Genius Labs Company (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2019

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Genius Labs Company

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 24, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	348,348	196,431
Total Current Assets	348,348	196,431
Non-current Assets		
Total Non-Current Assets	-	-
TOTAL ASSETS	348,348	196,431
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Line of Credit	771	13,126
Deferred Revenue	866,914	318,709
Other Liabilities	-	-
Total Current Liabilities	867,685	331,835
Long-term Liabilities		
Future Equity Obligations	449,960	349,960
PPP Loan	15,812	-
Total Long-Term Liabilities	465,772	349,960
TOTAL LIABILITIES	1,333,457	681,795
EQUITY		
Accumulated Deficit	(985,109)	(485,364)
Total Equity	(985,109)	(485,364)
TOTAL LIABILITIES AND EQUITY	348,348	196,431

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	1,436,971	1,216,807
Cost of Sales	201,536	19,953
Gross Profit	1,235,435	1,196,854
Operating Expenses		
Advertising and Marketing	138,183	24,875
General and Administrative	1,590,782	1,373,076
Rent and Lease	7,283	49,228
Total Operating Expenses	1,736,248	1,447,179
Operating Income	(500,814)	(250,325)
Other Income	4,881	-
Tax Expense	3,813	4,609
Net Income	(499,746)	(254,934)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income	(499,746)	(254,934)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Deferred Revenue	548,205	68,991
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	548,205	68,991
Net Cash provided by Operating Activities	48,460	(185,943)
INVESTING ACTIVITIES		
Net Cash provided by Investing Activities	-	-
FINANCING ACTIVITIES		
Notes Payable	15,812	-
Lines of Credit	(12,355)	8,165
SAFE Investments	100,000	99,960
Net Cash provided by Financing Activities	103,457	108,125
Cash at the beginning of period	196,431	274,250
Net Cash increase (decrease) for period	151,917	(77,818)
Cash at end of period	348,348	196,431

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 4/15/19	-	-	-	-	(230,430)	(230,430)
Issuance of Common Stock	9,916,300	992	(992)	-	-	-
Net Loss	-	-	-	-	(254,934)	(254,934)
Ending Balance 12/31/2019	9,916,300	992	(992)	-	(485,364)	(485,364)
Net Loss	-	-	-	-	(499,746)	(499,746)
Ending Balance 12/31/2020	9,916,300	992	(992)	-	(985,109)	(985,109)

Genius Labs Company
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Genius Labs Company ("the Company") was formed in Delaware on April 15, 2019. The Company earns revenue via monthly subscriptions to provide its customers personalized health recommendations with ongoing analysis and the sale of DNA analysis kits.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

Subscription Income - The Company earns revenue via monthly subscriptions to provide its customers personalized health recommendations with ongoing analysis. The subscriptions are sold in yearly, monthly, or lifetime periods witch cash collected upfront. The Company's performance obligations are satisfied as the service is rendered and revenue is recognized over the life of the subscriptions. For lifetime subscriptions, the company recognizes revenue over a 3-year period which is the Company's estimate of customer relationship time. This estimate is a significant judgement and is likely to change as the company has limited operating history to form a basis of expected length of customer relationship for lifetime subscriptions. The Company deferred revenue of $318k and $867k for the years ended 2019 and 2020 respectively.

Affiliate Income - The Company earns revenue for advertisements placed on its site and other referral activities that benefit affiliates. The Company receives periodic payouts of the amounts earned. The performance obligation related to this activity is to actively integrate these marketing activities on its site. The Company's performance obligations are satisfied substantially simultaneously when cash is received.

Wellness Report Income - The Company earns revenue from one-time analysis of customers' DNA to provide insight and health recommendations. The Company's primary performance obligation is the delivery of the report which can be 6-8 weeks after the receipt of the DNA sample. Revenue is recognized at that time.

A summary of the Company's revenue is below.

Disaggregated Revenue	2020	2019
Affiliate Income	185,649	272,730
Book Sale Income	6,510	37,109
Consulting Income	27,641	4,750
DNA Wellness Report Income	124,277	144,177
Interest Income	792	1,252
Miscellaneous Income	1,946	806
Online Course Income	377	4,988
Royalty Income	8,074	4,432
Subscription Income:		
Monthly	121,103	136,108
6-Month	51,654	53,107
Annual	487,725	490,864
Lifetime	115,072	11,032
Non-Recurring	311,056	66,844
Add-on	13	2,401
Returns	(4,917)	(14,680)
Other Income	-	885
Total Income	1,436,971	1,216,807

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limted to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Future Equity Obligations - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at up to an 85% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were up to $20M.

PPP Loan - The Company had outstanding $15.8k in loans under the paycheck protection program. The Company expects the entire amount to be forgiven in full.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 9,916,300 shares were issued and outstanding as of 2019 and 2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 24, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.